UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/MF No. 32.785.497/0001-97

MATERIAL FACT

Board Approves Delisting from NYSE

Natura &Co Holding S.A. (“Natura &Co” or the “Company”), in compliance with the provisions of article 157, paragraph 4, of Law No. 6404/76, and Resolution 44/21 of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM), hereby informs its shareholders and the market in general that its Board of Directors approved, on January 18, 2024, the Company’s plan to voluntarily delist its American Depositary Shares (the “ADS”), represented by American Depositary Receipts (the “ADRs”), each representing two common shares, no par value, from the New York Stock Exchange (the “NYSE”).

The Company first issued ADSs and listed them on the NYSE in January 2020, in connection with the acquisition of Avon Products, Inc., whose shares were listed and traded on the NYSE.  The Company no longer finds that maintaining a secondary listing on the NYSE is attractive, as trading is mostly concentrated on the Company’s common shares on the B3 S.A. – Bolsa, Brasil, Balcão (the São Paulo Stock Exchange or the “B3”). The delisting from the NYSE aligns with the Company’s long-term strategy to simplify operations.

The delisting is expected to be effective 10 days after the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a Form 25. Natura &Co expects the NYSE to suspend trading in the ADSs on or about 9 February 2024.

Natura &Co has not arranged for listing, quotation and/or registration of the ADRs on another securities exchange or quotation medium. Natura &Co will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being and will continue to comply with its reporting obligations under the Exchange Act following its delisting from the NYSE.

Natura &Co reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

Natura &Co will maintain the listing of its common shares on the B3, under the Novo Mercado listing segment. The Company will continue to be subject to applicable disclosure requirements under Brazilian laws and regulations. Natura &Co intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (https://ri.naturaeco.com).

São Paulo, January 18th, 2024.

Guilherme Castellan

CFO and Investors Relations Officer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This communication may contain forward-looking statements which reflect Natura &Co’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this communication speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: January 18, 2024